FILE NO. 70-9045


                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

            CERTIFICATE OF CONSUMMATION WITH RESPECT TO
           ACCOUNTS RECEIVABLE PURCHASE AND SALE PROGRAM

              THE CONNECTICUT LIGHT AND POWER COMPANY


Pursuant to requirements of Rule 24(a) of the Commission's regulations under the Public Utility Holding Company Act of 1935, as amended, The Connecticut Light and Power Company ("CL&P"), hereby reports and certifies as follows:

     On October 24, 1997, CL&P consummated the transactions contemplated by the application/declaration (the "Application") in File No. 70-9045. The transactions were carried out in accordance with the terms and conditions of and for the purposes represented by the Application and the order of the Commission issued in this file.

November 6, 1997

                              THE CONNECTICUT LIGHT AND POWER
                                COMPANY


                              By____________________________________
                                   Name: John B. Keane
                                   Title: Vice President and Treasurer

DRAFT



               [LETTERHEAD OF JEFFREY MILLER]





                              <<Date>>


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.

Re:  File No. 70-9045
     Application/Declaration of The Connecticut Light and Power Company with Respect to the Organization of a Wholly Owned Subsidiary Related to an Accounts Receivable Purchase and Sale Program

Ladies and Gentlemen:

     I am Assistant General Counsel of Northeast Utilities Service Company ("NUSCO"), the service company subsidiary of Northeast Utilities ("NU"), and I am furnishing this opinion in connection with the Certificate of Consummation of Transaction (the "Certificate") delivered on the date hereof pursuant to the Public Utility Holding Company Act of 1935, as amended, and Rule 24(a) thereunder, and relating to the Application/Declaration, as amended, on Form U-1 (the "Declaration") of The Connecticut Light and Power Company ("CL&P"), a subsidiary of NU, to the Commission with respect to the organization by CL&P of a wholly owned subsidiary, CL&P Receivables Corporation ("CRC"), in connection with an accounts receivable purchase and sale program and related transactions, as more fully set forth in the Declaration. The Commission permitted the Declaration to become effective by its Order set forth in Release No. 35-26761 dated September 29, 1997.

     The Certificate is with respect to transactions consummated on October 24, 1997 (the "Consummated Transactions") in connection with a restructured accounts receivable program, including INTER ALIA, (i) the organization of CRC, (ii) the issue and acquisition of the common stock of CRC and (iii) the making by CL&P of the initial equity contribution in CRC.


     I have previously furnished my opinion dated August 18, 1997, filed as Exhibit F to the Declaration. In connection with this opinion, I have examined or caused to be examined by counsel associated with or engaged by me, including counsel who are employed by NUSCO, such papers, documents, and records, and have made such examination of law and have satisfied myself as to such other matters as I have deemed relevant or necessary for the purpose of this opinion. I have assumed the authenticity of all documents submitted to me as originals, the genuiness of all signatures, the legal capacity of natural persons, and the conformity to originals of all documents submitted to me as copies.

     The opinions set forth herein are limited to the laws of the State of Connecticut and the federal laws of the United States. I am a member of the bar of the State of New York. I am not a member of the bar of the State of Connecticut, and do not hold myself out as an expert in the laws of such jurisdiction, although I have made a study of relevant laws of such jurisdiction. In expressing opinions about matters governed by the laws of the State of Connecticut, I have consulted with counsel who are employed by NUSCO and are members of the bar of such jurisdiction.

     The opinions set forth in paragraph (b) below are subject to the effect of bankruptcy, insolvency, moratorium and other similar laws affecting creditors rights generally and general principles of equity.

     Based upon and subject to the foregoing, I am of the opinion that:

     (a) all Connecticut laws applicable to the Consummated Transactions have been complied with;

     (b) (i) CRC has been validly organized and is duly existing under the laws of the State of Connecticut, (ii) the common stock of CRC issued to CL&P has been validly issued, fully paid and nonassessable, and CL&P is entitled to all of the rights and privileges appertaining to the ownership of 100% of the issued and outstanding common stock of CRC, and (iii) insofar as any interests in receivables sold by CRC as part of the Consummated Transactions are regulated as the issuance of securities, such securities are valid and binding obligations of CRC in accordance with their terms;

     (c) CL&P legally acquired the common stock of CRC acquired by it as part of the Consummated Transactions;

     (d) the consummation of the Consummated Transactions by CL&P and CRC did not violate the legal rights of the holders of any securities issued by CL&P or CRC or any associate company thereof; and

     (e) The Consummated Transaction has been carried out in accordance with the Declaration.

                              Very truly yours,



                              Jeffery C. Miller